EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited (Ticker: GLNG)

Reference is made to the third quarter 2024 report released on November 12, 2024. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around December 2, 2024.  The record date will be November 25, 2024.
Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: November 21, 2024
  Ex-date: November 22, 2024
  Record date: November 25, 2024
  Payment date: On or about December 2, 2024. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about December 4, 2024.

Golar LNG Limited
Hamilton, Bermuda
November 12, 2024

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act